UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ACTUATE CORPORATION

(Name of Subject Company)

ACTUATE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00508B102

(CUSIP Number of Class of Securities)

Peter I. Cittadini

President and Chief Executive Officer

Actuate Corporation

951 Mariners Island Boulevard, Suite 700

San Mateo, California 94404

(650) 645-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Douglas Cogen Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300

Thomas E. McKeever

Senior Vice President, General Counsel, Corporate Development, Chief Compliance Officer and Secretary

Actuate Corporation

951 Mariners Island Boulevard

San Mateo, California 94404

(650) 645-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Actuate Corporation, a Delaware corporation (the “Company”), initially filed on December 16, 2014 (the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the tender offer by Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a Canadian corporation (“Parent” or “OpenText”), to purchase all Shares (as defined in the Initial Schedule 14D-9 in Item 1 under the heading “Class of Securities”) that are issued and outstanding, at a price of $6.60 per Share net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which were filed with the Initial Schedule 14D-9 and are incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, and are incorporated by reference herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8. ADDITIONAL INFORMATION.

1. The section captioned “Litigation” under Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by deleting the word “None.” and replacing it in its entirety with the following:

The following complaint has been filed in connection with the Offer and the Merger (the “Proposed Transaction”): a complaint in the Court of Chancery of the State of Delaware, dated December 17, 2014, captioned Lax v. Actuate Corporation, et al. The complaint is a purported stockholder class action and names as defendants the Company, the members of the Board, OpenText and Purchaser (collectively, the “Defendants”).

The plaintiff alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Proposed Transaction. In support of his purported claims, the plaintiff alleges that the members of the Board (i) failed to adequately consider the Proposed Transaction, including whether it maximizes stockholder value, (ii) failed to apprise themselves of the true value of the Company and (iii) otherwise failed to take steps necessary to comply with their fiduciary duties, such as by avoiding conflicts of interest and disclosing all material facts necessary to permit the Company’s public stockholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction. The complaint also claims that OpenText and Purchaser aided and abetted the purported breaches of fiduciary duties. The plaintiff seeks, among other things, to obtain damages and to enjoin the Proposed Transaction. The plaintiff also seeks attorneys’ and expert fees and costs. The Defendants may become subject to similar litigation relating to the Proposed Transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2014	ACTUATE CORPORATION

	By:	/s/ Peter I. Cittadini
Peter I. Cittadini
President and Chief Executive Officer